Exhibit 99.1

KANDI TECHNOLOGIES GROUP, INC.

Building 1, Floor 4, Zhijiangyin, Yunhe Road, Xihu District,

Hangzhou City, Zhejiang Province, China 310024

November 12, 2024

Dear Shareholder:

You are cordially invited to attend our 2023 Annual Meeting of Shareholders of Kandi Technologies Group, Inc. (“Kandi Technologies”, the “Company”, “we”, “us”, or “our”), which will be held on Friday, December 27, 2024, at 6:00 a.m. Eastern Standard Time (7:00 p.m., local time) at our office at Building 1, Floor 4, Zhijiangyin, Yunhe Road, Xihu District, Hangzhou City, Zhejiang Province, China 310024 (the “2023 Annual Meeting”).

If you owned our common shares at the close of business on November 4, 2024 (the “Record Date”), you are entitled to vote on the matters which are listed in the Notice of 2023 Annual Meeting of Shareholders.

The Board of Directors of the Company (the “Board”) recommends a vote “FOR” each of the proposals listed as Items 1, 2, 3, and 4 in the Notice.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail. If you attend the 2023 Annual Meeting, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of common shares you own or whether or not you plan to attend the 2023 Annual Meeting. Accordingly, whether or not you plan to attend the 2023 Annual Meeting, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instructions form to ensure that your shares will be represented and voted at the 2023 Annual Meeting.

We are proud that you have chosen to invest in Kandi Technologies. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at the 2023 Annual Meeting.

Sincerely,

/s/ Feng Chen
Feng Chen
President and CEO

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

KANDI TECHNOLOGIES GROUP, INC.
Building 1, Floor 4, Zhijiangyin, Yunhe Road, Xihu District,

Hangzhou City, Zhejiang Province, China 310024

Notice of 2023 Annual Meeting of Shareholders
To Be Held on December 27, 2024

TIME AND DATE	7:00 P.M. LOCAL TIME, Friday, December 27, 2024

PLACE	Building 1, Floor 4, Zhijiangyin, Yunhe Road, Xihu District, Hangzhou City, Zhejiang Province, China 310024

ITEMS OF BUSINESS

Item		Board Vote Recommendation
1.	To elect each of the seven directors named in the proxy statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.	“FOR”

2.	To ratify the appointment of ARK Pro CPA & Co. (“ARK”) (as our independent auditor for the fiscal year ending December 31, 2024.	“FOR”

3.	To increase the shares available under the Company’s 2008 Omnibus Long Term Incentive Plan (the “Incentive Plan”) by ten million (10,000,000) (the “Incentive Plan Increase”).	“FOR”

4.	To conduct an advisory vote on the compensation of our named executive officers.	“FOR”

5.	To transact such other business as may properly come before the 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”).	“N/A”

The accompanying proxy statement describes these items in more detail. As of the date of this Notice of 2023 Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2023 Annual Meeting.

RECORD DATE	The record date for the determination of the shareholders entitled to vote at the 2023 Annual Meeting, or any adjournments or postponements thereof, was the close of business on November 4, 2024 (the “Record Date”).

INSPECTION OF LIST OF SHAREHOLDERS OF RECORD	A list of the shareholders of record as of the Record Date will be available for inspection at the 2023 Annual Meeting.

VOTING	We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2023 Annual Meeting in person. You can submit your vote prior to the date of the Annual Meeting by: Internet, telephone, or mail in accordance with instructions on your proxy card or your voting instructions form. PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

A proxy statement describing the matters to be voted upon at the 2023 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about November 12, 2024, to all shareholders entitled to vote at the 2023 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.ir.kandigroup.com on or about November 12, 2024. If you plan to attend the 2023 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2023 Annual Meeting.

Whether or not you plan to attend the 2023 Annual Meeting, it is important that your shares be represented and voted at the 2023 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood NY, 11717 or at our office located at Building 1, Floor 4, Zhijiangyin, Yunhe Road, Xihu District, Hangzhou City, Zhejiang Province, China 310024 not later than 11:59 p.m. local time on December 26, 2024 to be validly included in the tally of shares voted at the 2023 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

By Order of the Board of Directors

/s/ Dong Xueqin
Dong Xueqin
Chairman of the Board of Directors

i

PROXY STATEMENT
KANDI TECHNOLOGIES GROUP, INC.

2023 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

The Board of Directors (the “Board”) of Kandi Technologies Group, Inc., a British Virgin Islands company (“Kandi Technologies”, the “Company”, “we”, “us”, or “our”), is soliciting proxies to be used at the annual meeting of shareholders (the “2023 Annual Meeting”) of the Company to be held at our office at Building 1, Floor 4, Zhijiangyin, Yunhe Road, Xihu District, Hangzhou City, Zhejiang Province, China 310024 on Friday, December 27, 2024, at 7:00 p.m. local time and any postponement or adjournment thereof.

This proxy statement (the “Proxy Statement”) and the accompanying notice and form of proxy are first being distributed to shareholders on or about November 12, 2024. The Board is requesting that you permit your common shares to be represented at the 2023 Annual Meeting by the persons named as proxies for the 2023 Annual Meeting.

The proxy solicitation materials, including the Notice of the 2023 Annual Meeting (the “Notice”), this Proxy Statement, our annual report on Form 10-K for the fiscal year ended December 31, 2023, which includes our audited consolidated financial statements for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), and the proxy card (collectively, the “Proxy Materials”), are being furnished to the holders of our common shares, in connection with the solicitation of proxies by the Board for use in voting at the 2023 Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2023 Annual Meeting. Please read it carefully.

QUESTIONS AND ANSWERS ABOUT
THE 2023 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2023 Annual Meeting. As a shareholder, you are invited to attend the 2023 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2023 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the common shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Mr. Feng Chen and Mr. Jehn Ming Lim have each been designated as a Proxy for the Company for the 2023 Annual Meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2023 ANNUAL MEETING?

There are four proposals that will be voted on at the 2023 Annual Meeting:

1.	To elect each of the seven directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

2.	To ratify the appointment of ARK Pro CPA & Co. as our independent registered auditor for the fiscal year ending December 31, 2024.

3.	To increase the shares available under the Incentive Plan by ten million (10,000,000).

4.	To approve the Company’s named executive officers’ compensation.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

●	“FOR” the election of each director named in this Proxy Statement (Proposal No. 1);

●	“FOR” the ratification of the appointment of ARK Pro CPA & Co. as our independent auditor for the fiscal year ending December 31, 2024 (Proposal No. 2);

●	“FOR” the increase in shares available under the Incentive Plan by ten million (Proposal No. 3);

●	“FOR” the ratification of Company’s named executive officers’ compensation (Proposal No. 4).

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2023 ANNUAL MEETING?

If any other matters are properly presented for consideration at the 2023 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2023 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2023 Annual Meeting.

WHO CAN VOTE AT THE 2023 Annual Meeting?

Shareholders of record at the close of business on November 4, 2024, the date established by the Board for determining the shareholders entitled to vote at the 2023 Annual Meeting, are entitled to vote at the 2023 Annual Meeting.

On the Record Date, 86,072,014 common shares were outstanding and entitled to vote at the 2023 Annual Meeting. Holders of common shares are entitled to one vote for each share owned for each matter to be voted on at the 2023 Annual Meeting. Holders of common shares will vote together as a single class on all proposals to be voted on at the 2023 Annual Meeting.

A list of the shareholders of record as of November 4, 2024 will be available for inspection at the 2023 Annual Meeting.

WHAT CONSTITUTES A QUORUM?

Not less than 50% of the votes of our outstanding common shares as of the Record Date must be present, in person or by proxy, at the 2023 Annual Meeting in order to properly convene the 2023 Annual Meeting. This is called a quorum. If there are not enough votes of the ordinary shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2023 Annual Meeting may be adjourned by the Chairman of the meeting until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Equiniti Trust Company. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2023 Annual Meeting, but you may not vote these shares in person at the 2023 Annual Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2023 Annual Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person, by attending the 2023 Annual Meeting, by telephone or over the Internet in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood NY, 11717 or at our office located at Building 1, Floor 4, Zhijiangyin, Yunhe Road, Xihu District, Hangzhou City, Zhejiang Province, China 310024 not later than 11:59 p.m. local time on December 26, 2024, to be validly included in the tally of shares voted at the 2023 Annual Meeting.

If you are a beneficial owner whose common shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your common shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your common shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the election of the seven director nominees named in this Proxy Statement (Proposal No. 1), “FOR” the ratification of the appointment of ARK Pro CPA & Co. as our independent auditor for the fiscal year ending December 31, 2024 (Proposal No. 2), “FOR” the increase in shares available under the Incentive Plan by ten million (Proposal No. 3), and “FOR” the ratification of compensation of the Company’s named executive officers (Proposal No. 4). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2023 Annual Meeting.

Beneficial Owners: If you are a beneficial owner whose common shares are held in street name and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The items on the 2023 Annual Meeting agenda that may be considered non-routine are Proposal No. 2 relating to the ratification of appointment of the auditor for the fiscal year ending December 31, 2024, and Proposal No. 3 relating to the increase in shares available under the Incentive Plan by ten million; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of British Virgin Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2023 Annual Meeting. If you submitted your proxy by mail, you must file with the Chief Financial Officer of the Company a written notice of revocation or deliver, prior to the vote at the 2023 Annual Meeting, a valid, later-dated proxy. Attendance at the 2023 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Chief Financial Officer before the proxy is exercised or you vote by written ballot at the 2023 Annual Meeting. If you are a beneficial owner whose common shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2023 Annual Meeting and voting in person.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2023 Annual Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2023 ANNUAL MEETING?

Our inspector of election will tabulate and certify the votes. We plan to announce preliminary voting results at the 2023 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2023 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a plurality of the votes of the shares entitled to vote on the proposal that were present and voted at the 2023 Annual Meeting is required to elect each director (Proposal No. 1). The affirmative vote of a majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2023 Annual Meeting is required to ratify the appointment of ARK Pro CPA & Co. as the Company’s independent auditor for the year ending December 31, 2024 (Proposal No. 2), and to increase the shares available under the Incentive Plan by ten million (Proposal No. 3). The advisory vote on executive compensation (Proposal No. 4) is not binding on the Board. However, the Board will take into account the result of the vote when determining future executive compensation arrangements and the frequency of having advisory votes on such compensation arrangements.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2023 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal

WHAT DO I NEED TO DO TO ATTEND THE 2023 ANNUAL MEETING?

If you plan to attend the 2023 Annual Meeting in person, you will need to bring proof of your ownership of common shares, such as your proxy card or transfer agent statement, as of the close of business on November 4, 2024 and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2023 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of common shares as of the close of business on November 4, 2024. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2023 Annual Meeting.

WHAT ARE THE FISCAL YEAR END DATES?

Each of our fiscal years ends on December 31.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2023 Annual Report, including consolidated financial statements as of and for the year ended December 31, 2023, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at www.ir.kandigroup.com. The contents of that website are not a part of this Proxy Statement.

Additional copies of the 2023 Annual Report are available at no charge upon written request. To obtain additional copies of the 2023 Annual Report, please (i) visit www.ProxyVote.com, (ii) call 1-800-579-1639, or (iii) send an email to sendmaterial@proxyvote.com to request a copy. If sending an email, please include your control number in the subject line. The request must include a representation by the shareholder that as of our record date, November 4, 2024, such shareholder was entitled to vote at the 2023 Annual Meeting.

PROPOSAL NO. 1:
ELECTION OF DIRECTORS

Our Memorandum and Articles of Association provide that the Board shall consist of not less than one (1) nor more than eleven (11) directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the Board) will serve for the remainder of the one-year term in which the vacancy occurred and until the director’s successor is elected and qualified. This includes vacancies created by an increase in the number of directors. The Board currently consists of seven members. All of our current directors will stand for re-election at the Annual Meeting. The seven nominees were previously elected by our shareholders at the Annual Meeting of Shareholders for the year ended December 31, 2023. If elected as a director at the Annual Meeting, each of the nominees until his successor has been duly elected and qualified. No family relationships exist among any of our director nominees or executive officers. The director nominees set forth below have consented to being named in this Proxy Statement as nominees for election as directors and have agreed to serve as directors if elected.

We are soliciting proxies in favor of the election of the nominees identified below. Unless otherwise instructed, the proxy holders will vote the proxies received by them “FOR” the director nominees named below. If any nominee becomes unable to serve or for good cause will not serve as a director, an event that the Company does not currently anticipate, it is intended that proxies will be voted for any substitute nominee designated by the Board to fill the vacancy or the Board may elect to reduce its size. As of the date of this Proxy Statement, the Board has no reason to believe that the persons named below will be unable or unwilling to serve as directors, if elected.

Biographical information concerning the nominees appears below. Ages are set forth as of November 4, 2024.

Name	Age	Position
Dong Xueqin	42	Chairman of the Board
Hu Xiaoming	67	Director
Chen Liming (1), (2), (3)	87	Director (Independent)
Lin Yi (2), (3)	71	Director (Independent)
Jerry Lewin (1)	69	Director (Independent)
Henry Yu (1), (2), (3)	70	Director (Independent)
Wang Ling	36	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee of the Board (the “Compensation Committee”).
(3)	Member of the Governance and Nominating Committee of the Board (the “Governance and Nominating Committee”).

Director Nominees (All current Directors to be Re-elected in 2024)

Dong Xueqin, born in 1981, received a Doctor Engineering degree in Vehicle Engineering from Shanghai Tongji University. Mr. Dong has rich practical experience and extensive knowledge and expertise in the fields of automotive engineering, automotive safety and others. He has successively served as the General Manager of Jiangsu Xingchi Electric Power Technology Co., Ltd, the Deputy General Manager of Jiangsu Yixing Vehicles Co., Ltd , the General Manager of Yijue Automobile (Shanghai) Co., Ltd, the Deputy General Manager of business department of Automobile Design and Research Institute Co., Ltd. of Shanghai Tongji University, and the R & D Engineer of Jiangling Automobile Co., Ltd. In addition, Mr. Dong has also participated in multiple technology R & D projects, including the research and development of Class AO small urban pure electric vehicle, and test, evaluation and standard technology related to whole electric vehicle and its parts as well as infrastructures in the “863” Project of China Ministry of Science and Technology; safety technology of electric vehicles in typical crash mode in the Project of Shanghai Bureau of Quality and Technical Supervision; and so on. Furthermore, he has published 11 papers on automobile and electric vehicle engineering technology. Mr. Dong also owns 18 utility model patents, 2 invention patents and 1 appearance design patent. Mr. Dong’s experience as our board member, Chief Executive Officer and President, his in-depth scientific and operational knowledge and expertise qualifies him to serve as Chairman of our Board and led the Board to conclude that he should be nominated to serve another term as a director and as Chairman of our Board.

Hu Xiaoming, was appointed as our Chief Executive Officer, President and Chairman of the Board in June 2007. Prior to joining the Company, from October 2003 to April 2005, Mr. Hu served as the Project Manager (Chief Scientist) in the WX Pure Electric Vehicle Development Important Project of Electro-vehicle in the State 863 Plan. From October 1984 to March 2003, Mr. Hu served as: (i) Factory Director of the Yongkang Instrument Factory, (ii) Factory Director of the Yongkang Mini Car Factory, (iii) Chairman and General Manager of the Yongkang Vehicle Company, (iv) General Manager of the Wan Xiang Electric Vehicle Developing Center and (v) the General Manager of the Wan Xiang Battery Company. Mr. Hu personally owned 4 invention patents and 7 utility model patents, which he transferred to the Company in fiscal year 2012. Mr. Hu’s experience as our former Chief Executive Officer and President, as well as Chairman of the Board, and extensive scientific and operational knowledge and expertise qualifies him to serve on our Board and led the Board to conclude that he should be nominated to serve another term as a director.

Chen Liming, was appointed as a director of the Company on May 1, 2012. Mr. Chen serves as an advisor to AA Wind & Solar Energy Development Group, LLC. Prior to his current position, from February 2009 to October 2010, Mr. Chen participated in a joint venture with Mr. Qiu Youmin, the former designer of Geely Automobile Co., Ltd., and assisted in the development of super mini three seat pure electric vehicles. From June 2008 to July 2009, he participated in the development of Lithium Iron Phosphate Battery with Shanghai Yuankai Group. Mr. Chen served as a Professor of Electrical Engineering at Zhejiang University from 1983 to 1997. In addition, Mr. Chen served as a visiting scholar in the Electrical Engineering Department at Columbia University in New York City from 1981 to 1983 and as a professor in Electrical Engineering at Zhejiang University from 1960 to 1981. Mr. Chen received his bachelor degree from Southeast University in Jiangsu, China in 1960. Mr. Chen’s experience in the automobile and mini-car industries, extensive electrical engineering experience and knowledge, and knowledge of current corporate finance and accounting techniques and market activities qualifies him to serve on our Board and led the Board to conclude that he should be nominated to serve another term as a director.

Lin Yi, was appointed as a director of the Company on May 4, 2017. He has extensive experience in automotive engineering and multi-body system dynamics research. Throughout his career, he has been awarded numerous high-ranking national science and technology rewards. He served several key senior roles in academic and industrial organizations and was given Special Government Allowances from the State Council in 1992. Additionally, he was named an “Expert of China’s Machinery Industry” in 1995 and elected to the “Outstanding Young Science Talents in China’s Automobile Industry” in 1998. From 2007 to 2015, he served as a deputy chief engineer at Beijing Automotive Group Co., Ltd., as an executive director of Beijing Automotive New Energy Vehicle Co., Ltd., and as the executive vice president of Beijing Automotive Research Institute. Prior to that, he was a part-time professor at Beijing University of Technology, Beijing University of Aeronautics and Astronautics, Institute of Electrical Engineering at China Academy of Sciences, Shanghai Jiaotong University, and Hunan University. He was appointed as the dean of Automotive Engineering at Jilin University of Technology in 1996 and remained in that position until 2000. Mr. Lin’s extensive engineering experience, as well as his machinery and technical expertise, qualifies him to serve on our Board and led the Board to conclude that he should be nominated to serve another term as a director. Mr. Lin’s experience in the automotive engineering and multi-body system dynamics research qualifies him to serve on our Board and led the Board to conclude that he should be nominated to serve another term as a director.

Jerry Lewin, was appointed as a director of the Company in November 2010. Jerry Lewin became Senior Vice President of Field Profitability Globally of Hyatt Hotels Corporation in January of 2015. In his new responsibilities he and his team are to move the company forward with new initiatives to be the best operator in the Hospitality Industry. Prior to this promotion, he served as Senior Vice President of Field Operations for Hyatt Hotels Corporation and is responsible for managing the hotels in North American continent. Mr. Lewin has been with Hyatt since 1987. In his past capacity as Senior Vice President of Operation Lewin supervised a number of areas, including finance, sales and marketing, public relations, customer service, engineering, and human resources. Lewin serves as a member of the Hyatt Hotels Corporation’s Managing Committee and sits on the board of directors of the New York City Hotel Association. Since July 2009, Mr. Lewin has served as a director of several companies in the past. Lewin currently serves as the President of the New York Law Enforcement Foundation and as the President of the NY State Troopers PBA Signal 30 Fund. Mr. Lewin has served in various management capacities for several hotel companies in San Francisco, Oakland, Los Angeles, San Diego and Las Vegas. Mr. Lewin received his Bachelor of Science degree from Cornell University and completed the Executive Development Program at J.L. Kellogg Graduate School of Management at Northwestern University. Mr. Lewin’s leadership skills and extensive management experience qualifies him to serve on our Board and led the Board to conclude that he should be nominated to serve another term as a director.

Henry Yu, was appointed as a director of the Company on July 1, 2011. In October of 2015, Henry joined Asian Investors Consortium as an Executive Director. Asian Investors Consortium of Asia invests in projects in Greater China and in Asia Pacific. Henry is also a Senior Advisor to ChinaPlus Capital Ltd of Shanghai, a company that focuses on bridging US/China business. Henry, a seasoned banker of about 34 years, has had an excellent banking career covering domestic banking and global business. He was Managing Director of the Global Financial Institutions of Fifth Third Bank from 2012-September of 2015. Previous affiliation included Bank of America in HK, Comerica Bank, National City Bank, SunTrust Bank, Standard Chartered Bank China, and East West Bank. Henry is a well-rounded banker having been involved in Investment Banking, Commercial and International Multinational Lending, Treasury Management, Credit Administration, Compliance, Foreign bank relationship management, Trade Finance, and Global Supply Chain. From 2003 through 2007, Henry held Series 7 and 62 Certification from the Financial Industry Regulatory Authority. Henry is also an avid volunteer promoting U.S./China and U.S./Emerging Markets business relationships and transactions. Through Henry’s 25 plus years of coverage on Emerging Markets, Asia, and in particular Greater China, he is a frequent speaker and lecturer on Asian/U.S./China business to universities in Georgia (Emory University, Georgia Tech, Georgia State University, Kennesaw State University, Georgia Perimeter College), and universities in China, namely Sichuan University, Suzhou Institute, Jiliang University, and Jinan University. Henry chairs the Advisory Board of the National Association of Chinese-Americans, and is a member of the Global Commerce Council of the Metro Atlanta Chamber. A believer in education and mentorship, Henry sits on the Asian Studies Board of Kennesaw State University, a member of Georgia State University’s China Task Force, and Trustee of Georgia Perimeter College’s Foundation Board. Henry is also President of the Hong Kong Association of Atlanta, and works closely with the NYC Office of the HK Economic & Trade Office in NYC. Henry received his BA degree in Economics in 1978 from the University of Michigan and MBA in Finance from the University of Detroit in 1980. Mr. Yu’s accounting knowledge and excellent management and communication skills qualify him to serve on our Board and led the Board to conclude that she should be nominated to serve another term as a director.

Wang Lin, was appointed as a director of the Company in December 2019. Ms. Wang has been serving as Chief Financial Officer Assistant of the Company since June 2015. Before joining the Company, Ms. Wang served as Fund Accountant of State Street Technology (Zhejiang) Co., Ltd. from December 2014 to June 2015. At the Company, Ms. Wang is responsible for the preparation of consolidated financial statements in accordance with the U.S. GAAP standards, and the preparation of SEC reports, including the Annual Reports on Form 10-K and the Quarterly Reports on Form 10-Q. Ms. Wang has knowledge of the basic U.S. GAAP standards and SEC regulations. She is also familiar with the culture and business process of the Company. Mastering good communication and coordination skills, Ms. Wang also has financial management experience of U.S. listed companies. Ms. Wang received her Bachelor degree in Finance from Zhejiang Gongshang University in 2011 and received her Master degree in Accounting from Hofstra University in 2014. Ms. Wang’s accounting knowledge and excellent management and communication skills qualify her to serve on our Board and led the Board to conclude that she should be nominated to serve another term as a director.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Vote Required

The election of each nominee for director requires the affirmative vote of a plurality of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH DIRECTOR NOMINEE

CORPORATE GOVERNANCE

Board of Directors

Our Board is responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. In the Board’s opinion, this division of responsibilities is the most effective approach for addressing the risks facing the Company. The Board receives periodic reports from management regarding the most significant risks facing the Company. In addition, the Audit Committee assists the Board in its oversight of our risk assessment and risk management policies. Our Audit Committee is empowered to appoint and oversee our independent registered public accounting firm, monitor the integrity of our financial reporting processes and systems of internal controls and provide an avenue of communication among our independent auditors, management, our internal auditing department and our Board. The Board has not named a lead independent director.

Director Independence

As we are listed on NASDAQ, our determination of independence of directors is made using the definition of “independent director” contained in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market. Our Board affirmatively determined that all members of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance are “independent” directors, as that term is defined in the NASDAQ Stock Market Rules. As required under applicable NASDAQ listing standards, in the 2023 fiscal year, our independent directors met 4 times in regularly scheduled executive sessions at which only our independent directors were present.

Board Meetings and Committee Meeting; Annual Meeting Attendance

During the year ended December 31, 2023, the Board held 0 meetings and acted through unanimous consent on 10 occasions. In addition, the Audit Committee held 4 meetings and acted through unanimous consent on 1 occasion; the Nominating and Corporate Governance Committee acted through unanimous consent on 2 occasions; and the Compensation Committee acted through unanimous consent on 4 occasions. During the year ended December 31, 2023, each of the directors attended, in person or by telephone, more than 75% of the Annual Meetings of the Board and the committees on which he or she served. We encourage our Board members to attend our Annual Meetings, but we do not have a formal policy requiring attendance.

Shareholder Communications with the Board

The Board welcomes communications from our shareholders, and maintains a process for shareholders to communicate with the Board. Shareholders who wish to communicate with the Board may send a letter to the Chairman of the Board of Kandi Technologies Group, Inc., at Jinhua New Energy Vehicle Town, Jinhua, Zhejiang Province, People’s Republic of China 321016. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Shareholder-Board Communication”. All such letters should identify the author as a security holder. All such letters will be reviewed by the Chairman of the Board and submitted to the entire Board no later than the next regularly scheduled Board meeting.

Committees of the Board of Directors

We established three committees under the Board of Directors: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our Audit Committee consists of Henry Yu, Jerry Lewin and Chen Liming. Mr. Yu is the chairman of our Audit Committee. We have determined that Mr. Yu, Mr. Lewin and Mr. Liming satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that each of Mr. Yu and Mr. Lewin qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The Audit Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

A copy of the Audit Committee’s current charter is available at our corporate website at: http://en.kandivehicle.com/ under the link “Investor Relations”.

During the fiscal year of 2023, the Audit Committee held four telephonic meetings, at which all members of the Audit Committee were present.

Compensation Committee. Our compensation committee consists of Chen Liming (Chairman), Henry Yu, and Lin Yi. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

A copy of the compensation committee’s current charter is available at our corporate web site at http://en.kandivehicle.com/ under the link “Investor Relations”.

During the fiscal year of 2023, the compensation committee did not hold any telephonic or physical meetings, at which all members of the Compensation Committee were present.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Lin Yi (Chairman), Henry Yu and Chen Liming. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

A copy of the nominating and corporate governance committee’s current charter is available at our corporate website at http://en.kandivehicle.com/ under the link “Investor Relations”.

During the fiscal year of 2023, the nominating and corporate governance committee did not hold any physical or telephonic meetings.

Diversity of Directors

The table below provides certain highlights of the diversity characteristics of our directors:

	Board Diversity Matrix (As of November 12, 2024)
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0

Part II: Demographic Background
African American or Black	0	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	1	5	0	0
Hispanic or Latino	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	0	1	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached. Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs.

Code of Ethics.

We have adopted a “code of ethics” as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act that applies to all of our directors and employees worldwide, including our principal executive officer, principal financial officer and principal accounting officer. A current copy of our Code of Ethics is available on our website (http://en.kandivehicle.com/). A copy of our Code of Ethics will be provided to you without charge upon written request to Board Secretary, Kandi Technologies Group, Inc., Jinhua New Energy Vehicle Town, Jinhua, Zhejiang Province, People’s Republic of China, 321016. You may also access these filings at our web site under the investor relationship link at http://en.kandivehicle.com.

Executive Compensation

The following table summarizes the compensation earned during the year ended December 31, 2023, by the individuals who served as our Chief Executive Officer and Chief Financial Officer during any part of fiscal year 2023 or any other executive officer with total compensation in excess of $100,000 during fiscal year 2023. The individuals listed in the table below are referred to as the “named executive officers”.

Name and Principal Position	Compensation ($)
Hu Xiaoming (1) Chairman of the Board	$208,022
Xueqin Dong (2) CEO and President	$130,294
Lim Jehn Ming (3) CFO	$146,870
Total	$485,186

(1)	Mr. Hu was appointed as CEO and President of the Company on June 29, 2007. He resigned as COE and President of the Company effective January 9, 2023.
(2)	Dr. Dong Xueqin has been appointed to be the CEO of the Company effective January 10, 2023. He has served as a director of the Company since December 2021.
(3)	Mr. Lim was appointed as the Company’s CFO effective May 15, 2020.

Incentive Compensation

We believe it is a customary and competitive practice to include an equity-based element of compensation to the overall compensation package for our named executive officers. We believe that a significant portion of the compensation paid to our named executive officers should be performance -based and therefore at risk. Awards made are granted under the Incentive Plan.

At our 2008 annual shareholders meeting, our shareholders approved the adoption of the Plan.

Pursuant to Pre-Approved Award Grant Sub-Plan approved by the Board of Directors December 30, 2013 and modified on July 25, 2014, if the Non-GAAP net income in one year increases by 10% compared with the previous year, the total of 335,000 shares of the common stock from the Incentive Plan (as disclosed in details in the next paragraph below) to be granted to certain employees (management of the Company is authorized to determine list of employees and stock amount rewarded based on position adjustment of employees, performance and tenure of each employee in that year) will be granted for that year; if the Non-GAAP net income in one year is less than the Non-GAAP net income in the previous year, then no stock will be granted in that year; if the Non-GAAP net income in one year is 10% less than or 10% more than the Non-GAAP net income in the previous year, then the stock grant amount will decrease or increase according to the Non-GAAP net income decrease or increase percentage, but the total amount rewarded may not be over 200%.

On May 20, 2015, the shareholders of the Company approved an increase of 9,000,000 shares under the Incentive Plan at its annual meeting. The fair value of each award granted under the Incentive Plan is determined based upon the closing price of the Company’s stock on the date of the grant. To the extent that the performance goal is not met and so no shares become due, no compensation cost is recognized and any recognized compensation cost during the applicable year is reversed. The number of shares of common stock granted under the Incentive Plan with respect to fiscal 2014 was 670,000 shares based on the Non-GAAP Net Income of 2014. Compensation expense is recognized in General and Administrative Expenses. On April 23, 2015 and June 7, 2015, the Company granted 550,000 shares and 120,000 shares, respectively, to the senior management and key employee as year 2014 performance awards. On April 13, 2016, the Company granted 670,000 shares to the senior management and key employee as year 2015 performance awards. In February 2017, the Board of Directors authorized the Company to grant 246,900 shares to a list of management members as compensation for their past services pursuant to Section 11 of the Company’s 2008 plan. On September 26, 2016, the Board approved the termination of the previous Board’s Pre-Approved Award Grant Sub-Plan under the 2008 Plan and adopted a new plan to reduce the total number of shares of common stock of the stock award for select executives and key employees from 335,000 shares of common stock to 250,000 shares of common stock for each fiscal year and the other terms were as same as before. There was no grant under the Board’s Pre-Approved Award Grant Sub-Plan in the years of 2017, 2018, 2019, 2020, and 2021.

On May 29, 2015, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 4,900,000 shares of common stock at an exercise price of $9.72 per share to the Company’s senior executives. The stock options will vest ratably over three years and expire on the tenth anniversary of the grant date. As of December 31, 2023, 3,000,000 shares have been exercised, and 1,000,000 shares have been forfeited.

On September 7, 2022, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 5,000,000 shares of the Company’s common stock, at an exercise price of $2.07 per share, to the Company’s senior employees. The stock options will vest ratably over three years on October 7, 2023, October 7, 2024 and October 7, 2025, respectively, and expire on the tenth anniversary of the grant date. As of December 31, 2023, 1,666,661 shares have been exercised.

On July 1, 2023, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 68,019 shares of the Company’s common stock, at an exercise price of $3.96 per share, to the Company’s employees. The stock options will vest ratably over three years on July 1, 2024, July 1, 2025 and July 1, 2026, respectively, and expire on the tenth anniversary of the grant date.

The granted stock option to the Executives are as below:

Name	Stock Options
Hu Xiaoming (1)	900,000

The following table sets forth information regarding all unexercised, outstanding equity awards held, as of December 31, 2023, by those individuals who served as our named executive officers during any part of fiscal year 2023.

Name	Number of Securities Underlying Unexercised Exercisable	Option Exercise Price (1)	Option Expiration Date
Hu Xiaoming (1)	900,000	$9.72	5/28/2025

(1)	The grant date fair value of each share of common stock option is $9.72, calculated in accordance with FASB Topic 718.

Director Compensation (excluding Named Executive Officers)

The following table sets forth certain information regarding the compensation earned by or awarded during the 2023 fiscal year to each of our non-executive directors:

Name and Principal Position	Compensation ($)
Wang Lin	$38,779
Chen Liming	$8,483
Lin Yi	$8,483
Jerry Lewin	$50,500
Henry Yu	$42,100
Dong Xueqin	$117,569

The aggregate number of stock options and restricted shares outstanding, as of December 31, 2023, for each of the non-named executive officer directors were as follows:

Name and Principal Position	Options	Restricted Stock
Dong Xueqin	0	0
Wang Lin	0	0
Chen Liming	0	0
Lin Yi	0	0
Jerry Lewin	0	120,000
Henry Yu	0	120,000	(1)

(1)	Besides the 120,000 of restricted common stock, Mr. Yu owns additional 23,510 shares of the Company’s common stock that he purchased from the open market.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us, as of November 4, 2024, the record date, relating to the beneficial ownership of shares of common stock by each person who is known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of common stock; each director; each executive officer; and all executive officers and directors as a group. We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock shown as being owned by them. The applicable percentages of ownership are based on an aggregate of 86,072,014 shares of our Common Stock outstanding on the record date. Unless indicated otherwise, the mailing address of each beneficial owner is Jinhua New Energy Vehicle Town, Jinhua City, Zhejiang Province, China 321016.

Title of Class	Name of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership		% of Class*

Named Executive Officers and Directors
Common Stock	Hu Xiaoming	14,426,481	(1)	16.76%
Common Stock	Jehn Ming Lim	1,500		*
Common Stock	Henry Yu	153,510		*
Common Stock	Jerry Lewin	130,000		*
Common Stock	Chen Liming	-		-
Common Stock	Lin Yi	-		-
Common Stock	Dong Xueqin	20,000		*
Common Stock	Wang Lin	11,000		*
All offices and directors		14,742,491		17.13%
Other 5% Stockholders
Common Stock	Excelvantage Group Limited (3)	12,821,404	(2)	14.90%

*	Less than 1%.

(1)	Includes (i) 1,605,077 shares owned directly by Mr. Hu, (ii) 12,821,404 shares owned by Excelvantage Group Limited. As reflected in footnote 2, Mr. Hu may be deemed to be the beneficial owner of these shares.
(2)	On March 29, 2010, Hu Xiaoming, became the sole stockholder of Excelvantage Group Limited. Through his position as the sole stockholder in Excelvantage Group Limited, Mr. Hu has the power to dispose of or direct the disposition of the shares of the common stock in Excelvantage Limited Group. As a result, Mr. Hu may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of common stock.
(3)	Based solely on the Schedule 13G filed by Invesco Ltd with the SEC on February 10, 2022.

Employment Agreements

Zhejiang Kandi Technologies has a five-year-term employment agreement with Mr. Hu, expiring June 9, 2028. The agreement provides an annual salary for Mr. Hu with bonuses to be decided at the discretion of our Board at the year end. Such employment agreement is on file as Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on March 14, 2024.

On May 15, 2023, the Company and Mr. Lim entered into a three-year-term employment agreement, pursuant to which Mr. Lim shall receive an annual salary in the amount of $120,000. He will also receive 10,000 shares of the common stock under the Company’s 2008 Omnibus Long-Term Incentive Plan, which shall be issuable evenly on each six-month anniversary hereof or as otherwise determined by the Board of Directors. Such employment agreement is on file as Exhibit 10.31 to the Company’s Annual Report on Form 10-K filed on March 14, 2024.

On January 10, 2023, the Company and Dr. Dong entered into a three-year-term employment agreement, pursuant to which Dr. Dong shall receive an annual salary in the amount of RMB500,000 (approximately $70,000). He will also receive 20,000 shares of the common stock under the Company’s 2008 Omnibus Long-Term Incentive Plan. Such employment agreement is on file as Exhibit 10.30 to the Company’s Annual Report on Form 10-K filed on March 14, 2024.

NASDAQ Requirements

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time adopts, amendments to its Marketplace Rule 5600 that imposes various corporate governance requirements on listed securities. Section (a)(3) of Marketplace Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 5600, but, as to the balance of Marketplace Rule 5600, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise mandate compliance with the same or substantially similar requirement.

We currently comply with those specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Parties:

Effective March 14, 2022, Mr. Hu Xiaoming transferred his 50% equity interests of Kandi New Energy to Zhejiang Kandi Technologies for $2.83 million (RMB 18 million, equal to the subscribed capital contributed by Mr. Hu Xiaoming to Kandi New Energy) according to the Share Transfer Agreement signed on March 7, 2022 between Zhejiang Kandi Technologies and Mr. Hu Xiaoming. As a result, Kandi New Energy has become a wholly-owned subsidiary of Zhejiang Kandi Technologies. Upon the closing of the transfer, all the pre-existing agreements between the Company and Mr. Hu Xiaoming regarding the entitlement of 100% of the economic benefits, voting rights and residual interests are all terminated.

Procedures For Approval of Related Party Transactions.

According to the Company policy on Related-Party Transactions (the “Policy”), a “Related Transaction” is “any transaction, includes, but not limited to, any financial transaction, arrangement, relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, and the amount involved exceeds $120,000, and in which any related party had or will have a direct or indirect material interest”. The Policy’s definition of a “Related Party” is in line with the definition set forth in the instructions to Item 404(a) of Regulation S-K promulgated by the SEC.

Under the Policy, The Company’s proposed material related transaction with related persons shall be submitted to the Board for consideration and discussion after an independent director presents his/her approval opinion beforehand. The Audit Committee shall conduct an audit on the related-party transaction and prepare a written opinion, and can engage independent financial advisers to issue a report as a basis for its judgment, then submit it to the Board. The Policy states that the Board meeting can be held as long as non-affiliated directors making up a majority of the Board attend, and any resolution made by the Board must be approved by a majority of non-affiliated directors.

PROPOSAL NO. 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

The Audit Committee has selected ARK Pro CPA & Co. (“ARK”) as the Company’s independent auditor for the fiscal year ending December 31, 2024, and has further directed that management submit the selection of ARK for ratification by the shareholders at the Annual Meeting. The shareholders are being asked to ratify this appointment so that the Audit Committee will know the opinion of the shareholders. However, the Audit Committee has sole authority to appoint the independent registered public accounting firm.

No representatives of ARK are expected to be present at the Annual Meeting, either in person or by teleconference.

Vote Required

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of ARK.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF ARK PRO CPA & CO. AS OUR INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

PROPOSAL NO. 3:

To increase the shares available under the Incentive Plan by ten million

Increase in Shares Available Under the Incentive Plan

The purpose of the Plan is to assist the Company in attracting, retaining, and rewarding high-quality executives, employees, directors and other persons who provide services to the Company, enabling such persons to acquire or increase a proprietary interest in the Company and to strengthen the mutuality of interests between such persons and to provide annual and long-term incentives to expend their maximum efforts in the creation of shareholder value. The Plan is administered by the Compensation Committee, such other committee as determined by the Board of Directors, or a subcommittee consisting solely of non-employee, outside directors. The Plan does not limit the availability of awards to any particular class or classes of Eligible Employees. If an award were to lapse or rights to an award otherwise were to terminate, the shares subject to the award would be available for future awards to the extent permitted by applicable federal securities laws. Awards granted under the Plan are not transferable, except in the event of the participant’s death. In the event of a change in control, a right to exercise that was not previously exercisable and vested shall become fully exercisable and vested at the time of change in control. The total number of shares reserved and available for delivery in connection with awards under the Plan shall be 4,000,000. On May 20, 2015, the shareholders of the Company approved an increase of 9,000,000 shares under the Plan at its annual meeting. On December 28, 2018, the shareholders of the Company approved an increase of 10,000,000 shares under the Plan at its annual meeting.

Awards to Eligible Employees under the Plan will be made in the form of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”) and annual incentive and performance awards. The Compensation Committee, in its sole discretion, designates whom is eligible to receive awards, determines the form of each award, determines the number of shares of stock subject to each award, establishes the exercise price of each award and such other terms and conditions applicable to the award as the Compensation Committee deems appropriate.

Stock option awards can be either incentive or non-incentive. In either case, the exercise price of the option would not be less than the fair market value of the underlying shares as of the date the award is granted. Options would become exercisable at such times as may be established by the Compensation Committee when granting the award. No stock option could be exercised more than ten years after the date the option is granted.

A SAR allows the holder, upon exercise, to receive the excess of the fair market value of one share of Common Stock of the Company on the date of exercise over the grant price of the SAR. The Compensation Committee shall determine the circumstances under which a SAR may be exercised, the month of exercise and method of settlement. SARs may be awarded independently or in tandem with other awards.

Restricted stock awards are awards of shares subject to such restrictions as to transferability and risk of forfeiture as imposed by the Compensation Committee, which restrictions may lapse separately under such circumstances such as achievement of performance goals and/or future service requirements. Except to the extent restricted under the terms of the Plan, any employee granted restricted stock shall have all the rights of a shareholder including the right to vote and receive dividends.

The Compensation Committee is authorized to grant RSUs to participants which are rights to receive stock, cash, or a combination thereof at the end of a specified deferral period. The Compensation Committee is also authorized to grant stock as a bonus or to grant stock in lieu of obligations to pay cash under the Plan or under other compensatory arrangements.

The Board of Directors of the Company may amend or terminate the 2008 Omnibus Plan at any time, except that any amendment or alteration to the Plan shall be contingent on the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange, provided that, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding award.

Vote Required

To be approved, this proposal must receive the affirmative vote of a majority of the shares entitled to vote and present, in person or by properly executed proxy, at the annual meeting. Brokers are prohibited from giving proxies to vote on this matter unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal 3 if you want your broker to vote your shares on Proposal 3.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE INCREASE IN SHARES AVAILABLE UNDER THE INCENTIVE PLAN BY TEN MILLION (10,000,000).

PROPOSAL NO. 4:
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is seeking a non-binding advisory vote from its shareholders to approve the compensation of the Company’s executive officers as described under “Executive Compensation” and the tabular disclosure regarding our named executive officers’ compensation (together with the accompanying narrative disclosure) in this proxy statement/prospectus. It will remain applicable post-merger.

This proposal, commonly known as a “say-on-pay” proposal, gives the Company’s shareholders the opportunity to express their views on our executive officers’ compensation. Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when making future executive officer compensation decisions. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers as described pursuant to applicable SEC rules in this proxy statement/prospectus.

The Company believes that its compensation policies and decisions are designed to deliver a performance-based pay philosophy, are aligned with the long-term interests of the Company’s shareholders and are competitive. Our principal compensation policies, which enable it to attract and retain talented executive officers to lead the Company in the achievement of our business objectives, include:

●	The Company makes annual cash compensation decisions based on assessment of our performance against measurable financial goals, as well as each executive’s individual performance.

●	The Company emphasizes long-term incentive compensation awards that collectively reward executive officers based on our performance, external and internal peer equity compensation practices, and the executive officer’s job responsibilities.

●	The Company designs pay practices to retain a highly talented and experience senior executive team.

●	The Company encourages stock ownership by our senior executive officers.

As a result, the Company is presenting this proposal, which gives you as a shareholder the opportunity to approve, on an advisory basis, the Company’s executive officer compensation as disclosed in this proxy statement/prospectus under the heading entitled “Executive Compensation” by voting for or against the following resolution:

“RESOLVED, that the Company’s shareholders approve the compensation of the named executive officers on an advisory basis, the compensation of the individuals identified in the Summary Compensation Table, as disclosed in this proxy statement/prospectus (which disclosure includes the compensation tables and the accompanying narratives within the Executive Compensation section).”

Vote Required

This Say-on-Pay proposal is advisory and non-binding. To be approved, on a non-binding advisory basis, this proposal must receive the affirmative vote of a majority of the shares entitled to vote and present, in person or by properly executed proxy, at the Annual Meeting. However, the approval or disapproval of this proposal by shareholders will not require the Board or the Compensation Committee to take any action regarding the Company’s executive compensation practices. The final decision on the compensation and benefits of the Company’s named executive officers and on whether, and if so, how to address shareholder disapproval remains with the Board and the Compensation Committee. Brokers are prohibited from giving proxies to vote on executive compensation matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal 4 if you want your broker to vote your shares on Proposal 4.

Recommendation

THE BOARD RECOMMENDS A VOTE FOR ADOPTION OF THE EXECUTIVE COMPENSATIONS OF THE COMPANY’S NAMED EXECUTIVE OFFICERS, INCLUDING THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCLOSURE SET FORTH IN THE PROXY STATEMENT.

DOCUMENTS ON DISPLAY

The Company’s Annual Report on Form 10-K filed with the SEC on March 24, 2024 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Investor Relations section of the Company’s website at www.ir.kandigroup.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the 2023 Annual Meeting. If any other matters properly come before the 2023 Annual Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the 2023 Annual Meeting, we urge you to submit your signed proxy promptly.

OTHER INFORMATION

Deadline for Submission of Shareholder Proposals for 2024 Annual Meeting of Shareholders

For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the shareholders at our 2024 annual meeting of shareholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its office at Building 1, Floor 4, Zhijiangyin, Yunhe Road, Xihu District, Hangzhou City, Zhejiang Province, China 310024, Attention: Chief Financial Officer not later than September 29, 2025.

If we are not notified of a shareholder proposal a reasonable time prior to the time we send our proxy statement for our 2024 annual meeting, then our Board will have discretionary authority to vote on the shareholder proposal, even though the shareholder proposal is not discussed in the proxy statement. In order to curtail any controversy as to the date on which a shareholder proposal was received by us, it is suggested that shareholder proposals be submitted by certified mail, return receipt requested, and be addressed to Kandi Technologies Group, Inc., Building 1, Floor 4, Zhijiangyin, Yunhe Road, Xihu District, Hangzhou City, Zhejiang Province, China 310024 Attention: Chief Financial Officer. Notwithstanding, the foregoing shall not effectuate any rights of shareholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act nor grant any shareholder a right to have any nominee included in our proxy statement.

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies. The transfer agent and registrar for our common shares, Equiniti Trust Company, as a part of its regular services and for no additional compensation other than reimbursement for out-of-pocket expenses, has been engaged to assist in the proxy solicitation. Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, Shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

We request persons such as brokers, nominees and fiduciaries holding stock in their names for others, or holding stock for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy. We will reimburse such persons for their reasonable expenses.

/s/ Feng Chen
Feng Chen
Chief Executive Officer

New York, New York
November 12, 2024